SYNTHESIS SCHOOL, INC.

Annual Report Pursuant to Regulation Crowdfunding
For the Fiscal Year Ended December 31, 2023

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1. Name of Issuer

Synthesis School, Inc.

2. Legal Status

- **Form:** Corporation
- **Jurisdiction:** Delaware
- **Date of Incorporation:** August 14, 2020

3. Physical Address

1500 Green Hills Rd
Scotts Valley, California 95066

Website: www.synthesis.com

4. Description of the Business

Synthesis School, Inc. ("Synthesis" or the "Company") is an education
technology company that develops and operates online learning programs
for children. The Company's core offerings include Synthesis Teams, a
collaborative problem-solving program where students work together in
small groups on complex challenges, and Synthesis Tutor, an AI-powered
one-on-one tutoring product. The Company's programs are designed to
develop critical thinking, collaboration, and problem-solving skills
in students ages 6–14.

During fiscal year 2023, the Company continued to operate and develop
its Synthesis Teams product while expanding its Synthesis Tutor
offering. Revenue for the year was $6,485,753, a decrease from
$10,697,883 in the prior year, primarily driven by a decline in one-
time Teams revenue and a transition in the Company's product mix. The
Company reported a net loss of ($9,558,482) for the year.

5. Officers, Directors, and 20%+ Shareholders

Officers:

Name	Title
Chrisman Frank	Chief Executive Officer
G Charles Harrison	Chief Operating Officer, General Counsel,

Secretary |
| Joshua Dahn | Chief Creative Officer |

Directors:

Name
Chrisman Frank
Joshua Dahn

Owners of 20% or More of the Issuer's Outstanding Voting Equity Securities:

Name	Percentage
Chrisman Frank	~32%
Joshua Dahn	~32%

6. Description of the Securities Issued Pursuant to Section 4(a)(6)

The Company issued Simple Agreements for Future Equity ("SAFEs") through a Regulation Crowdfunding offering conducted through Wefunder Portal LLC, which closed in 2022. The securities are held by Synthesis I, a series of Wefunder SPV, LLC, with a total investment of $2,067,991 at a post-money valuation cap of $350,000,000.

7. Use of Proceeds

Proceeds from the Regulation Crowdfunding offering were used for general corporate purposes, including product development, marketing, and working capital to support the Company's operations.

8. Financial Condition of the Issuer

Summary Financial Data – Fiscal Year Ended December 31, 2023

	FY 2023	FY 2022 (Prior)
Total Assets	$7,431,602	$13,468,243
Cash and Cash Equivalents	$6,647,770	$11,152,574
Accounts Receivable	$783,832	$939,027
Short-term Debt	$13,983,479	$874,050
Long-term Debt	$0	$10,308,889
Revenue	$6,485,753	$10,697,883
Cost of Goods Sold	$2,603,293	$5,292,292
Taxes Paid	$16,824	$1,113
Net Income (Loss)	($9,558,482)	($13,932,923)
Number of Employees	19	44

The Company's total assets decreased from $13.5 million to $7.4 million primarily due to operating losses consuming cash reserves. Cash and cash equivalents decreased from $11.2 million to $6.6 million. Short-term debt increased significantly to $14.0 million as the Company's $10.6 million convertible note approached maturity and was reclassified from long-term to short-term, along with accrued interest. The Company reduced its workforce from 44 to 19 employees during the year as part of cost reduction efforts. Revenue declined from $10.7 million to $6.5 million, while the net loss improved from ($13.9 million) to ($9.6 million) reflecting the impact of cost reductions.

9. Related-Party Transactions

- The Company has a loan receivable from Chrisman Frank (CEO) in connection with prior stock purchase arrangements.
- Chrisman Frank and Joshua Dahn, as founders and directors, receive compensation from the Company in the form of salary and equity.

10. Certification

The undersigned, as the principal executive officer of Synthesis School, Inc., hereby certifies that the information contained in this annual report is true and complete in all material respects.

Synthesis School, Inc.

By: _____
Name: G Charles Harrison
Title: COO & Secretary
Date: April 10, 2026